                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1 )*
                                             ---

                            U. S. Wireless Data, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   912 899 101
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Joseph P. Wynne
                          Commonwealth Associates, L.P.
                                830 Third Avenue
                            New York, New York 10022
                                 (212) 829-5839
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                September 8, 2000
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.





                                (Page 1 of 13)

---------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

------------------------                                            ------------------------
CUSIP NO. 912 899 101                                               PAGE 2  OF  13   PAGES
------------------------                                                ---    -----
                                                                    ------------------------
-------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            COMVEST CAPITAL PARTNERS LLC (13-4068973)


-------------------------------------------------------------------------------------------

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                        (a)[ ]
                                                                                     (b)[ ]

-------------------------------------------------------------------------------------------

    3       SEC USE ONLY


-------------------------------------------------------------------------------------------

    4       SOURCE OF FUNDS*

            WC

-------------------------------------------------------------------------------------------

    5       CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(c)                                                          [ ]

-------------------------------------------------------------------------------------------

    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
-------------------------------------------------------------------------------------------

         NUMBER OF             7     SOLE VOTING POWER

          SHARES             --------------------------------------------------------------

       BENEFICIALLY            8     SHARED VOTING POWER

       OWNED BY EACH                 12,954,563
                             --------------------------------------------------------------
         REPORTING             9     SOLE DISPOSITIVE POWER

        PERSON WITH          --------------------------------------------------------------

                               1    SHARED DISPOSITIVE POWER
                               0
                                    12,954,563
-------------------------------------------------------------------------------------------

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            12,954,563
-------------------------------------------------------------------------------------------

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*      [ ]

-------------------------------------------------------------------------------------------

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            34.2%
-------------------------------------------------------------------------------------------

    14      TYPE OF REPORTING PERSON*

            OO
--------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT*

                                  SCHEDULE 13D

------------------------                                           ------------------------
CUSIP NO.   912 899 101                                            PAGE 3  OF 13  PAGES
------------------------                                               ---   ----
                                                                   ------------------------
--------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            COMMONWEALTH ASSOCIATES, L.P.    (13-3467952)

--------------------------------------------------------------------------------------------

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                        (a) [ ]
                                                                                     (b) [ ]

--------------------------------------------------------------------------------------------

    3       SEC USE ONLY

--------------------------------------------------------------------------------------------

    4       SOURCE OF FUNDS*

            WC

---------------------------------------------------------------------------------------------

    5       CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(c)                                                           [ ]

---------------------------------------------------------------------------------------------

    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            NEW YORK
---------------------------------------------------------------------------------------------

         NUMBER OF             7     SOLE VOTING POWER

          SHARES             ----------------------------------------------------------------

       BENEFICIALLY            8     SHARED VOTING POWER

       OWNED BY EACH                 5,523,818
                             ----------------------------------------------------------------
         REPORTING             9     SOLE DISPOSITIVE POWER

        PERSON WITH          ----------------------------------------------------------------

                               1     SHARED DISPOSITIVE POWER
                               0
                                     5,523,818

---------------------------------------------------------------------------------------------

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            5,523,818
---------------------------------------------------------------------------------------------

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*        [ ]

---------------------------------------------------------------------------------------------

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            12.7%
---------------------------------------------------------------------------------------------

    14      TYPE OF REPORTING PERSON*

            PN
---------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT*

                                  SCHEDULE 13D

-----------------------                                              ------------------------
CUSIP NO. 912 899 101                                                PAGE  4  OF  13  PAGES
-----------------------                                                   ---    ----
                                                                     ------------------------
-------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            COMMONWEALTH ASSOCIATES MANAGEMENT CORP.  (13-3468747)

-------------------------------------------------------------------------------------------

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                        (a)[ ]
                                                                                     (b)[ ]
-------------------------------------------------------------------------------------------

    3       SEC USE ONLY

-------------------------------------------------------------------------------------------

    4       SOURCE OF FUNDS*

            AF

-------------------------------------------------------------------------------------------

    5       CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(c)                                                          [ ]

-------------------------------------------------------------------------------------------

    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            NEW YORK

--------------------------------------------------------------------------------------------

         NUMBER OF             7     SOLE VOTING POWER

          SHARES               -------------------------------------------------------------
                               8     SHARED VOTING POWER
       BENEFICIALLY
                                     5,523,818
       OWNED BY EACH           -------------------------------------------------------------
                               9     SOLE DISPOSITIVE POWER
         REPORTING
                               -------------------------------------------------------------
        PERSON WITH
                               1     SHARED DISPOSITIVE POWER
                               0
                                     5,523,818
--------------------------------------------------------------------------------------------

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            5,523,818
--------------------------------------------------------------------------------------------

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*       [ ]

--------------------------------------------------------------------------------------------

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            12.7%
--------------------------------------------------------------------------------------------

    14      TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------------------



                      *SEE INSTRUCTIONS BEFORE FILLING OUT*

                                  SCHEDULE 13D

-----------------------                                             ------------------------
CUSIP NO. 912 899 101                                               PAGE 5  OF 13  PAGES
-----------------------                                                 ---    ---
                                                                    ------------------------
--------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            MICHAEL S. FALK
--------------------------------------------------------------------------------------------

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                        (a)[ ]
                                                                                     (b)[ ]
-------------------------------------------------------------------------------------------

    3       SEC USE ONLY

-------------------------------------------------------------------------------------------

    4       SOURCE OF FUNDS*

            PF
-------------------------------------------------------------------------------------------

    5       CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(c)                                                          [ ]

-------------------------------------------------------------------------------------------

    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            USA
-------------------------------------------------------------------------------------------

         NUMBER OF             7     SOLE VOTING POWER

          SHARES                     2,810,985
                               ------------------------------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER

       OWNED BY EACH                 18,478,381
                               ------------------------------------------------------------
         REPORTING             9     SOLE DISPOSITIVE POWER

        PERSON WITH                  2,810,985
                               ------------------------------------------------------------
                               1     SHARED DISPOSITIVE POWER
                               0
                                     18,478,381
-------------------------------------------------------------------------------------------

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            21,289,366
-------------------------------------------------------------------------------------------

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*      [ ]

-------------------------------------------------------------------------------------------

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            46.1%
-------------------------------------------------------------------------------------------

    14      TYPE OF REPORTING PERSON*

            IN
-------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT*

                                                             Page 6 of 13 pages

Item 1.    Security and Issuer.


       This statement relates to the common stock, no par value ("Common Stock") of U. S. Wireless Data, Inc. (the "Issuer"). The address of the Issuer's principal executive office is 805 Third Avenue, 8th Floor, New York, New York 10022.

Item 2.    Identity and Background.

       This statement is filed jointly by ComVest Capital Partners LLC ("ComVest"), a limited liability company organized under the laws of Delaware whose principal business is investing in securities, Commonwealth Associates, L.P. ("Commonwealth"), a limited partnership organized under the laws of New York, whose principal business is venture capital and merchant banking, Commonwealth Associates Management Corp. ("CAMC"), a corporation organized under the laws of New York and the corporate general partner of Commonwealth and Michael S. Falk ("Falk"). ComVest, Commonwealth, CAMC and Falk are the "Reporting Persons."

       Robert Priddy ("Priddy"), Keith Rosenbloom ("Rosenbloom") and Basil Ascuitto ("Ascuitto") are directors, and Falk is Chairman, of CAMC. Mr. Falk is also the principal stockholder of CAMC. The sole officer of CAMC is Joseph Wynne, Chief Financial Officer. The managers of ComVest are Falk, Priddy, and Rosenbloom.

       All of the individuals identified in this Item 2 are United States citizens. The business address for all of the Reporting Persons and other individuals identified in this Item 2, other than the Priddy is 830 Third Avenue, New York, New York 10022. The business address for Priddy is RMC Capital, LLC, 1640 Powers Ferry, Suite 125, Marietta, Georgia 30067.

       During the last five years, none of the individuals or entities identified in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.


       ComVest made bridge loans to the Issuer in the aggregate amount of $1,375,000 (which bridge loans were repaid in full on March 18, 2000). In connection with this financing, the Issuer granted ComVest seven-year warrants (the "Bridge Warrant") to purchase an aggregate of 13,636,363 shares of Common Stock at an exercise price of $.01 per share. $50,000 of ComVest's interest in such bridge loan (including a corresponding portion of the Bridge Warrants) was transferred by ComVest to a third party. All of the Bridge Warrants have been exercised. The bridge loan and the payment of the exercise price for the Bridge Warrants were funded with the working capital of ComVest.

       In a private placement (the "Placement") which closed on May 31, 2000, the Issuer sold units ("Units") at a price of $100,000 per unit. Each Unit consisted of 10,000 shares of Series C

                                                             Page 7 of 13 Pages

Preferred Stock ("Preferred Stock") and warrants to purchase 16,666 shares of Common Stock at an exercise price of $1.50 per share (the "Placement Warrants"). Each share of Preferred Stock is convertible into approximately 6.67 shares of Common Stock, at the holder's option and on the occurrence of specified events. Commonwealth acted as placement agent to the Issuer in connection with the Placement pursuant to a Placement Agency Agreement dated February 14, 2000 (the "Agency Agreement").

       As compensation for services rendered to the Issuer in connection with the Placement, Commonwealth was issued seven-year warrants to purchase Units at a price of $100,000 per Unit. These warrants were subsequently amended so that they are now exercisable for the shares of Common Stock underlying such Units at a price of $1.50 per share of Common Stock (as so amended, the "Agents Warrants"). Certain of the Agents Warrants were distributed by Commonwealth to certain of its employees, including Falk, Rosenbloom, Asciutto and Wynne. Commonwealth disclaims beneficial ownership of the Agents Warrants it distributed to other persons, including the Reporting Persons.

       Falk (together with an IRA of Falk), Priddy, Ascuitto and Wynne were investors in the Placement in respective amounts of $300,000, $1,500,000, $15,000 and $10,000. The source of the funds for the purchases by Falk, Priddy, Ascuitto and Wynne were their respective personal funds.

Item 4.    Purpose of Transaction.

       The Agents Warrants were acquired as compensation for services rendered to the Issuer, solely for investment purposes and not for the purpose of acquiring control of the Issuer. The Units (including the Preferred Stock and Placement Warrants) and Bridge Warrants were acquired to make a profitable investment and not for the purpose of acquiring control of the Issuer.

       Pursuant to the Agency Agreement, the Issuer agreed that upon the initial closing of the Placement, its board of directors would consist of seven directors, which would include two directors designated by Commonwealth and two directors designated by the investors in the Placement as a class, which class includes Falk, Priddy, Ascuitto and Wynne. To enforce these provisions of the Agency Agreement, the directors and officers of the Issuer have granted Commonwealth a proxy to vote their shares of Common Stock for the election of the directors designated by Commonwealth and the investors in the Placement. In accordance with the Agency Agreement, on March 29, 2000, four new directors, one of which was Falk, were appointed to the Issuer's Board of Directors.

       Other than as set forth above, the Reporting Persons have no present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, renew or reconsider their position and formulate plans or proposals with respect thereto, but have no present intention of doing so.

                                                            Page 8 of 13 pages

Item 5.    Interest in Securities of the Issuer.

       (a) ComVest is the beneficial owner of an aggregate of 12,954,563 shares of Common Stock, representing approximately 34.2% of the issued and outstanding shares of Common Stock of the Issuer.

       Commonwealth may be deemed to be the beneficial owner of an aggregate of 5,523,818 shares of Common Stock, representing approximately 12.7% of the issued and outstanding shares of Common Stock of the Issuer, which are issuable upon exercise of the Agents Warrants owned by Commonwealth.

       CAMC, as the general partner of Commonwealth, may be deemed to beneficially own the 5,523,818 shares of Common Stock, representing approximately 12.7% of the issued and outstanding shares of Common Stock of the Issuer, beneficially owned by Commonwealth.

       Falk may be deemed to be the beneficial owner of an aggregate of 21,289,366 shares of Common Stock, representing approximately 46.1% of the issued and outstanding shares of Common Stock of the Issuer. In addition to the 5,523,818 and 12,954,563 shares beneficially owned respectively by Commonwealth and ComVest, which Falk may be deemed to beneficially own, Falk may be deemed to beneficially own an additional 2,810,985 shares of Common Stock, representing the right to acquire (i) 200,000 shares of Common Stock issuable upon the conversion of Preferred Stock, (ii) 50,000 shares of Common Stock issuable upon exercise of Placement Warrants, and (iii) 2,560,984 shares of Common Stock issuable upon exercise of the Agents Warrants (distributed to him by Commonwealth).

       Priddy may be deemed to be the beneficial owner of 1,250,000 shares of Common Stock, representing approximately 3.2% of the issued and outstanding shares of Common Stock of the Issuer, which represents the right to acquire (i) 1,000,000 such shares of Common Stock issuable upon conversion of Preferred Stock and (ii) 250,000 shares of Common Stock issuable upon exercise of the Placement Warrants.

       Rosenbloom may be deemed to be the beneficial owner of 297,407 shares of Common Stock, representing less than one percent of the issued and outstanding shares of Common Stock of the Issuer, which represents the right to acquire such shares of Common Stock upon the exercise of the Agents Warrants (distributed to him by Commonwealth).

       Ascuitto may be deemed to be the beneficial owner of 57,968 shares of Common Stock, representing less than one percent of the issued and outstanding shares of Common Stock of the Issuer, which represents the right to acquire (i) 45,468 shares of Common Stock which are issuable upon the exercise of the Agents Warrants (distributed to him by Commonwealth), (ii) 10,000 shares of Common Stock issuable upon conversion of Preferred Stock and (ii) 2,500 shares of Common Stock issuable upon exercise of the Placement Warrants.

                                                             Page 9 of 13 Pages

       Joseph Wynne may be deemed to be the beneficial owner of 66,661 shares of Common Stock, representing less than one percent of the issued and outstanding shares of Common Stock of the Issuer, which represents the right to acquire (i) 58,328 shares of Common Stock which are issuable upon the exercise of the Agents Warrants (distributed to him by Commonwealth), (ii) 10,000 shares of Common Stock issuable upon conversion of Preferred Stock and (ii) 6,667 shares of Common Stock issuable upon exercise of the Placement Warrants.

       (b) Number of shares as to which each such person has:

(1) Sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of:

           Name                                             Number of Shares
           ----                                             ----------------
           Michael S. Falk                                  2,810,985 shares
           Robert Priddy                                    1,250,000 shares
           Keith Rosenbloom                                   297,407 shares
           Basil Ascuitto                                      57,968 shares
           Joseph Wynne                                        66,661 shares


(2) Shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of:

       (i) ComVest and Falk may be deemed to share such voting and disposition powers with respect to the 12,954,563 shares of Common Stock beneficially held by ComVest.

       (ii) Commonwealth, CAMC and Mr. Falk may be deemed to share such voting and disposition powers with respect to the 5,523,818 shares of Common Stock beneficially held by Commonwealth.

       (c) 5,034,563 shares of Common Stock were acquired by ComVest on September 14, 2000 upon exercise of the remaining Bridge Warrants. In addition, all of the convertible securities covered by this Statement on Schedule 13D could not have been converted into shares of Common Stock prior to September 8, 2000 because prior to such time, the Issuer did not have a sufficient number of shares of Common Stock authorized to permit such conversion.

       (d) Not applicable.

       (e) Not applicable.

                                                            Page 10 of 13 pages

Item 6. Contracts Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


       Each investor who purchased securities in the Placement, including Falk, Priddy, Rosenbloom and Ascuitto, agreed not to sell, transfer or otherwise dispose of such securities or the Common Stock issuable upon conversion or exercise of such securities, for one year (the "Initial Lock-Up Period") following the initial closing of the Placement, and thereafter not to sell, transfer or otherwise dispose of more than 25% of such securities on a cumulative basis during each subsequent 90-day period thereafter (together with the Initial Lock-Up Period, the "Lock-Up Period"), in each case, without the prior written consent of Commonwealth. Furthermore, such investors agreed that if the Issuer undertakes a public offering during the Initial Lock-Up Period, they will not sell, transfer or otherwise dispose of the securities for such period of time after completion of such offering, not to exceed six months, as Commonwealth may request, in which event the Lock-Up Period would terminate at the end of such period.

       In addition, as described more fully in Item 4 above, Commonwealth and the Issuer entered into the Agency Agreement, which requires certain persons to be elected to the Issuer's board of directors.

Item 7.    Material to be Filed as Exhibits.

      (i) Joint Filing Agreement, as required by Rule 13d-1 under the Securities Exchange Act of 1934.

                                                            Page 11 of 13 pages

                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     September 15, 2000           ComVest Capital Partners LLC


                                        By: /s/ Michael S. Falk
                                           --------------------------
                                        Name: Michael S. Falk
                                        Title: Manager

Dated:     September 15, 2000           Commonwealth Associates, L.P.

                                                  By: Commonwealth Associates
                                                  Management Corp., its general
                                                  partner

                                                  By: /s/ Joseph P. Wynne
                                                     --------------------------
                                                  Name: Joseph P. Wynne
                                                  Title: Chief Financial Officer

Dated:     September 15, 2000           Commonwealth Associates Management Corp.


                                        By: /s/ Joseph P. Wynne
                                           --------------------------
                                        Name: Joseph P. Wynne
                                        Title: Chief Financial Officer

Dated:     September 15, 2000           /s/ Michael S. Falk
                                        -------------------------
                                             Michael S. Falk

                                                            Page 12 of 13 pages

                                  EXHIBIT INDEX


1.   Joint Filing Agreement